

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2011

Via Facsimile
Ms. Tatina Brooks
Senior Vice President of Accounting and Financial Reporting
Capitol City Bancshares, Inc.
562 Lee Street, S.W.
Atlanta, Georgia 30311

> **Re: Capitol City Bancshares, Inc.**
> **Form 10-K**
> **Filed April 15, 2011**
> **Form 10-Q**
> **Filed May 16, 2011**
> **File No. 000-25227**

Dear Ms. Brooks:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2010 Form 10-K

Regulatory Order, page 7

1. For each material provision under the terms of the consent order with the FDIC, please revise future filings to discuss the actions you have taken or you plan to take to comply with the provision and the current status of your compliance. Please ensure you address each of the following:

     a. Discuss how your actions will impact future financial results and trends including credit quality trends; and

     b. Discuss any changes to your allowance for loan loss methodology and quantify the impact.

Results of Operations, page 28

2. We note your disclosure that the allowance for loan losses represents an allowance for "<u>potential</u> loan losses." This appears inconsistent with your policy disclosed on page 25 that "the allowance for loan losses represents management's estimate of <u>probable</u> loan losses inherent in the loan portfolio." Please revise future filings to reconcile this apparent inconsistency. If true, clearly confirm that your methodologies are applied in such a manner as is reflected in the policy stated in your disclosure on page 25. Additional information is available in Section II.P.1 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated November 30, 2006 available on the SEC's web-site.

3. It appears that your credit quality has been significantly impacted by downturns in the national and local economy as evidenced by a significant and increasing amount of impaired loans, nonaccrual loans and TDR's. We also note that your allowance for loan loss was relatively low compared to the amount of impaired and nonaccrual loans and that it decreased from 2.76% of your total loan portfolio at December 31, 2009 to 2.21% at December 31, 2010.

Please tell us in detail and revise future filings to more comprehensively bridge the gap between the significant and increasing amounts of impaired loans, nonaccrual loans and TDR's and presumably the increased delinquencies in the remaining portfolio, with the relatively small and decreasing amount of your allowance for loan losses from December 31, 2009 to December 31, 2010. In your discussion, please provide an analysis of the specific and general components of your allowance for loan losses detailing how observed changes in the underlying credit quality of the applicable loan portfolio resulted in and were directionally consistent with each component of the allowance. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses.

Loan Portfolio, page 34

4. On page 35, you disclose the amount of nonaccrual loans and TDR's. In future filings, please clarify if the balance of TDR's is included in the balance of nonaccrual loans.

5. Please revise future filings to disclose how often you obtain updated appraisals for your impaired collateral dependent loans and if this policy varies by loan type. Describe in more detail the types of adjustments you make to appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses. Also, quantify the amount of collateral dependent loans for which an appraisal performed within the past 12 months serves as the primary basis of your valuation.

6. Based on the allocation of the allowance for loan losses table on page 34, you have allocated $2.3 million of your allowance to the residential real estate portfolio which represents 5.88% of that portfolio and $2.2 million of your allowance to the commercial real estate portfolio which represents 1.20% of that portfolio. We also note a significantly higher charge-off percentage in your residential real estate portfolio as compared to the commercial real estate portfolio. Please revise future filings to explain the underlying factors which resulted in significantly higher credit risk in your residential real estate portfolio as compared to your other portfolios. Specifically, disclose if the contractual terms of your residential loan products resulted in a concentration of credit risk. Refer to ASC 310-10-50-25.

Consolidated Financial Report

Note 1. Summary of Significant Accounting Policies – Loans, page 8

7. We note your disclosure that loans are charged-off if collection of principal or interest is considered doubtful and your disclosure on page 39 that you record partial charge-offs. Please revise future filings to provide additional information regarding your charge-off policies and how you determine that collection of principal or interest is considered doubtful. For example:

    a. Disclose whether you charge-off a loan after the loan is a certain number of days delinquent;

    b. Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve;

    c. More clearly quantify the amount of nonperforming and impaired loans at each period end for which you have recorded partial charge-offs and quantify the amount of the partial charge-offs recorded for each period; and

    d. Clearly describe how partial charge-offs on nonperforming loans impact credit loss statistics and trends, especially the coverage ratio.

8. Please future filings to disclose your policy for recognizing interest income on impaired loans and to disclose how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

Note 1. Summary of Significant Accounting Policies – Allowance for Loan Losses, page 9

9. You disclose that the general components of the allowance for loan losses cover unimpaired loans and are based on historical loss experience adjusted for qualitative factors. Please revise future filings to:

    a. Specify, by portfolio segment, how many years of historical losses (i.e. charge-offs) you use to measure impairment. Also, identify any changes to look-back periods that were implemented during the periods presented, discuss the reasons for any changes and quantify the impact on your allowance for loan losses;

    b. Present additional granularity regarding adjustments made to historical losses;

    c. Discuss adjustments made by loan segment for each period presented and discuss the specific facts and circumstances for the adjustments; and

    d. Discuss the amount of the allowance for loan losses that is attributable to the qualitative factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

10. Please revise future filings to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

Note 4. Securities, page 17

11. We note your disclosure regarding your other-than-temporary impairment charges on your trust preferred securities. Please provide us your other-than-temporary impairment analysis at March 31 2010, September 30, 2010 and March 31, 2011 and provide us a detailed description of your key judgments/assumptions. Specifically address the following related to your assumptions of future deferral or defaults used in your calculation of the present value of cash flows expected to be collected:

    a. Tell us in detail how you develop your estimate of future deferrals and defaults.

    b. Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned.

    c. Tell us if you treat actual deferrals the same as defaults.

     d. Tell us how you develop your recovery rate and how you considered the credit characteristics of each deferring bank serving as collateral.

12. At each of the three dates noted above, please provide us a schedule of the original par value, the fair value and the carrying value. Please tell us in detail how you measured fair value of your trust preferred securities and how you determined the credit and non-credit portion of impairment. Also, explain how you determined the appropriate amount to recognize as an other-than-temporary impairment charge. We note ASC 320-10-35 indicates that only the other-than-temporary impairment related to the credit loss shall be recognized in earnings.

<u>Note 5. Loans, page 19</u>

13. We note you had $19.8 million of troubled debt restructurings at December 31, 2010. Please revise future filings and address the following related to your TDRs:

     a. Disclose the amount of TDRs that were on accrual and nonaccrual status. If you accrue interest on TDRs, please:

         - disclose the key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest;

         - specifically discuss how you consider any missed payments under the original loan terms or new revised loan terms in your accrual determination;

     b. Tell us whether there was any loan modification not accounted for as a TDR, and if so, tell us and revise future filings to disclose the amounts.

     c. Tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms.

     d. Disclose the amount of TDR's that you have charged-off and the amount the allowance for loan losses allocated to the loans.

14. We note your disclosure on page 39 that you have recorded partial charge-offs of $4.4 million on impaired loans. In the impaired loans table on page 22, we also note that the recorded investment and unpaid principal balance is the same for every portfolio segment. Please explain to us where loans with partial charge-offs are presented in the

table and/or revise this table in future filings to appropriately present the unpaid principal balance for these loans.

15. In the table on page 23, you disclose total non-accrual loans of $29.5 million and total loans delinquent greater than 90 days of only $600 thousand at December 31, 2010. Please tell us in detail and revise future filings provide a discussion of the facts and circumstances related to non-accrual loans that are not greater than 90 days delinquent and explain the underlying causes of any trends from period to period.

16. Please revise future filings to disclose the amount of interest income recognized on impaired loans by class of financing receivable for each period for which results of operations are presented. Refer to 310-10-50-15(c)(2).

17. Please revise future filings to disclose the amount of interest income recognized on impaired loans using a cash-basis method by class of financing receivable for each period for which results of operations are presented. Refer to 310-10-50-15(c)(3).

18. Please revise future filings to disclose the amount of interest income recognized on impaired loans that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

19. Please revise future filings to explicitly disclose the date or range of dates for which your loan risk ratings were updated. Refer to ASC 310-10-50-29(c).

20. We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Note 7. Foreclosed Real Estate, page 26

21. We note your disclosure here and in your statement of cash flows that you finance sales of your foreclosed real estate. Please revise your management's discussion and analysis in future filings to discuss your underwriting standards related to these loans, specifically stating whether your standards are different as compared to other loans and discuss any increased risk associated with this activity.

22. You disclose you have deferred gains on sales of foreclosed real estate of $312,950 at December 31, 2010. Please tell us in detail and revise future filings to disclose your accounting policies related to the derecognition of foreclosed real estate upon a sale and

the recognition of gains upon a sale including your recognition methods if gains are deferred.

Note 8. Deposits, page 26

23. We note the balance of "Time deposits $100,000 or greater" and "Other time deposits" changed significantly from December 31, 2009 to December 31, 2010. Please revise your management's discussion and analysis in future flings to provide a more robust discussion of the underlying causes of these trends and discuss the impact on your future financial results and liquidity as appropriate.

Note 10. Note Payable, page 27

24. We note that you have not paid $183,500 that was due in 2010 on your note and that you have not obtained a waiver from the lender. Please revise future filings to fully and clearly discuss the consequences and risks associated with missing your debt payments. Specifically disclose the impact on any debt covenants, explain what actions the lending institution can take, your possible responses and the potential impact on cash flows, liquidity and financial results.

Note 21. Fair Value of Assets and Liabilities – Trust Preferred Securities, page 37

25. You disclose that the fair value of your variable rate trust preferred securities (financial liabilities) approximates the carrying value. Please tell us how you considered the fact that you are deferring interest payments on this debt and that you are under a consent order from the FDIC and the Georgia Department of Banking and Finance in your fair value measurement.

March 31, 2011 Form 10-Q

26. In future interim filings, please consider disclosing a rate/volume analysis of your net interest income for each period presented similar to the analysis on page 31 of your December 31, 2010 Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant